SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                SCHEDULE 13D
                               (Rule 13d-101)

               INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                RULE 13d-2(a)

                            (Amendment No. 10)1


                               US WATS, INC.
                             (Name of Issuer)


                COMMON STOCK -- PAR VALUE $.001 PER SHARE
                     (Title of Class of Securities)


                                90337P10
                                --------
                             (CUSIP Number)

                           Sean P. McGuinness, Esq.
                      Swidler Berlin Shereff Friedman, LLP
          3000 K Street, N.W., Suite 300, Washington, D.C. 20007
                               202-424-7500
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                              March 18, 1998
         (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

   Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                            (Page 1 of 6 Pages)

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   1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D/A

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CUSIP No.  90337P10                                   Page 2 of 6
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1.     NAMES OF REPORTING PERSONS:          Gold & Appel Transfer, S.A.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
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2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)  [   ]
                                                                 (b)  [   ]
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3.     SEC USE ONLY

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4.     SOURCE OF FUNDS                              WC
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5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) or 2(e)                                            [   ]
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6.     CITIZENSHIP OR PLACE OF ORGANIZATION         British Virgin Islands
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NUMBER OF               7.     SOLE VOTING POWER                11,019,934
SHARES                 -------------------------------------------------------
BENEFICIALLY            8.     SHARED VOTING POWER                0
OWNED BY               -----------------------------------------------------
EACH                    9.     SOLE DISPOSITIVE POWER             0
REPORTING              -------------------------------------------------------
PERSON WITH:           10.    SHARED DISPOSITIVE POWER            0
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11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               11,019,934
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12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                           [   ]
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13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)         58.12%
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14.    TYPE OF REPORTING PERSON                  CO
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                               SCHEDULE 13D/A
------------------------                             -------------------------
CUSIP No.  90337P10                                  Page 3 of 6
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1.    NAMES OF REPORTING PERSONS:     Walt Anderson
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  [   ]
                                                             (b)  [   ]
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3.    SEC USE ONLY
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4.    SOURCE OF FUNDS                          OO
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5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                        [   ]
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6.    CITIZENSHIP OR PLACE OF ORGANIZATION      United States of America
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NUMBER                     7.    SOLE VOTING POWER                0
OF SHARES                 ----------------------------------------------------
BENEFICIALLY               8.    SHARED VOTING POWER              0
OWNED BY                  ----------------------------------------------------
EACH                       9.    SOLE DISPOSITIVE POWER          11,019,934
REPORTING                 ----------------------------------------------------
PERSON WITH               10.   SHARED DISPOSITIVE POWER         0
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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 11,019,934
------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [  ]
------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)           58.12%
------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON                       IN
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This Amendment No. 10 ("Amendment No. 10") to Schedule 13D filed by Gold & Appel Transfer, S.A., a British Virgin Islands corporation ("Gold & Appel"), and Walt Anderson, a natural person and a U.S. citizen ("Mr. Anderson"), as joint filers, with respect to the common stock, par value $.001 per share (the "Common Shares"), of US WATS, Inc., a New York corporation (the "Issuer"), amends and/or supplements, as indicated, Items 3, 5, 6 and 7 of the Schedule 13D filed by Gold & Appel and Mr. Anderson as joint filers on December 5, 1997 (the "Statement"), as amended by Amendment No. 1, Amendment No. 2 ,
Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8 and Amendment No. 9 thereto filed by Gold & Appel and Mr. Anderson as joint filers on December 17, 1997, January 6, 1998, February 25, 1998, March 17, 1998, March 30, 1998, April 6, 1998, April 10, 1998, April
21, 1998 and October 23, 1998 respectively ("Amendment No.1," "Amendment No. 2," "Amendment No. 3," "Amendment No. 4," "Amendment No. 5", "Amendment No. 6", "Amendment No. 7", "Amendment No. 8" and Amendment No. 9, respectively). All capitalized terms used and not defined herein shall have the meanings ascribed to them in the Statement, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8 and Amendment No. 9.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is supplemented as follows:

    Under a Stock Purchase Agreement dated as of March 18, 1999 between the Issuer and Gold & Appel (the "Agreement"), a copy of which is filed herewith as Exhibit 7.2, Gold & Appel purchased 900,000 Common Shares for
$1,530,000.00, representing a purchase price of $1.70 per Common Share.

    All of the funds used to purchase the above-mentioned 900,000 Common Shares acquired by Gold & Appel from Issuer came from Gold & Appel's general corporate funds.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is amended as follows:

     (a) Gold & Appel beneficially owns 11,019,934 Common Shares, representing approximately 58.12% of the outstanding Common Shares, based on the number of Common Shares outstanding as of March 18, 1999, pursuant to the Issuer's representation in the Agreement.

     By virtue of the power-of-attorney dated January 19, 1998 and remaining in full force and until January 15, 2001, executed by Gold & Appel and appointing thereunder Mr. Anderson as Gold & Appel's attorney-in-fact (the "Power-of- Attorney"), Mr. Anderson has the authority and power in the name of and on behalf of Gold & Appel to, among other things, buy, sell and trade the Common Shares held by Gold & Appel. A copy of the Power-of-Attorney is filed as Exhibit 7.2 to the Statement on Schedule 13D filed with the SEC by Gold & Appel and Mr. Anderson, as joint filers, with respect to the securities of Esprit Telecom Group plc, on January 27, 1998, and which is incorporated



                               Page 4 of 6
herein by this reference. Under the Power-of-Attorney, Mr. Anderson may be deemed the beneficial owner of the Common Shares held by Gold & Appel. Mr. Anderson, however, disclaims beneficial ownership of the Common Shares held by Gold & Appel.

     In addition, Mr. Anderson is the President and a Director of the Foundation for the International Non-Governmental Development of Space, a non-profit organization ("FINDS"), which owns 870,000 Common Shares. Mr. Anderson does not have a controlling interest in FINDS and thus disclaims beneficial ownership of the Common Shares held by FINDS.

     (b) Gold & Appel has the sole power to vote 11,019,934 Common Shares. Mr. Anderson has the power, on behalf of Gold & Appel, to dispose of the 11,019,934 Common Shares beneficially owned by Gold & Appel under the Power-of-Attorney.

     (c) Since the filing of Amendment No. 9, Gold & Appel purchased an aggregate of 900,000 Common Shares pursuant to the Agreement, as reported in
Item 3 above.


                             Page 5 of 6

     (d) No other person is known by Gold & Appel nor by Mr. Anderson to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by Gold & Appel or Mr. Anderson.

     (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is amended as follows:

Except as stated in the Statement, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8 and Amendment No. 9, and for the Joint Filing Agreement attached to this Amendment No. 10 as Exhibit 7.1 and the Stock Purchase Agreement attached to this Amendment as Exhibit 7.2, neither Gold & Appel nor Mr. Anderson has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer of any of the Common Shares, beneficially owned by Gold & Appel or Mr. Anderson, finder's fees, joint ventures, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

     Exhibit 7.1 Joint Filing Agreement with respect to the joint filing of this Amendment No. 10 to Schedule 13D.

     Exhibit 7.2 Stock Purchase Agreement between Gold & Appel Transfer S.A. and US Wats, Inc.

                                 SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 10 to Schedule 13D is true, complete and correct.

Date:     March 24, 1999

                                   Gold & Appel Transfer, S.A.,
                                   a British Virgin Islands corporation


                                   By: /s/ Walt Anderson
                                      -----------------------------------
                                        Walt Anderson, Attorney-in-Fact for
                                        Gold & Appel Transfer, S.A.


                                        /s/ Walt Anderson
                                        -----------------------------------
                                              Walt Anderson

                                    Page 6 of 6